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                                                                EXHIBIT 99

                            RAMSAY HEALTH CARE, INC.
                                 PRESS RELEASE


     NEW ORLEANS, LA., October 27, 1994:  Ramsay Health Care, Inc. (NASDAQ:
RHCI) today announced that it plans to distribute its holdings of common stock of Ramsay Managed Care, Inc. ("RMCI"), its subsidiary, to the holders of the Company's common and preferred stock. The distribution will take the form of a dividend payable to the holders of the Company's common and preferred stock on a pro rata basis (as if the preferred stock had been converted into common stock) as of a record date to be established by the Executive Committee of the Board of Directors of the Company.

     RMCI manages and provides the delivery of mental health care and substance abuse treatment through networks of affiliated and independent care providers on behalf of self-insured employers, HMO's, insurance companies and governmental agencies. RMCI entered the managed mental health care business through the acquisition of Florida Psychiatric Management of Orlando, Florida in October 1993 and Human Dynamics Institute of Phoenix, Arizona in June 1994, and through development efforts. For the fiscal year ended June 30, 1994 (an eight month period), RMCI had total revenues of approximately $5.85 million and net income of approximately $68,000.

     Following the distribution, the common stock of the Company will continue to be traded on the NASDAQ National Market System and it is anticipated that the common stock of RMCI will be quoted on the NASDAQ OTC Electronic Bulletin Board. The distribution is subject to the declaration of effectiveness of a registration statement to be filed by RMCI with the Securities and Exchange Commission, the receipt of certain investment banking opinions and certain other conditions. The Company anticipates that the record date for the distribution will be in December 1994 and that the distribution will be made in January 1995.

     The Company also announced that RMCI has completed $3.32 million of a $5.82 million private placement of its common stock to a corporate affiliate of Paul
J. Ramsay, the Chairman of the Board of the Company and RMCI, and to three officers of RMCI. The closing for the remaining $2.5 million placement to the corporate affiliate of Mr. Ramsay will occur on or before June 30, 1995. The $1.00 purchase price per share for the RMCI common stock was determined by an independent fair market valuation and was approved by an independent committee of the Board of Directors of the Company. The private placement will assist RMCI's growth and development strategy by providing funds for the establishment of managed care businesses in the southeastern United States, including Florida and Louisiana. Following the first closing of the private placement, and before the distribution and the second closing mentioned above, the common stock of RMCI is owned 58% by the Company, 26% by the corporate affiliate of Mr. Ramsay, and 6% in the aggregate by officers of RMCI and an unrelated third party.





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     In commenting on the proposed distribution and the private placement,
Gregory H. Browne, Chief Executive Officer of the Company, stated "We believe that the proposed distribution of RMCI will accomplish a number of important business objectives, including allowing RHCI and RMCI to pursue the development and growth strategies best suited for their individual goals. We expect that the distribution will also serve as a means of enhancing shareholder value.
The private placement will provide RMCI with additional capital necessary to implement its growth strategy and we are pleased that Mr. Ramsay and others were in a position to provide this equity. We are excited about the prospects for both companies."

     RHCI is one of the leading providers of behavioral health services in the country and presently operates 15 inpatient hospitals, as well as a managed mental health care services business.

CONTACT: Gregory H. Browne
         Chief Executive Officer
         (504) 525-2505